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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934
(Amendment No. 3)*

Neurex Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

641238 10 0
(CUSIP Number)

Gregory L. Johnson
Vice President and General Counsel
Warner-Lambert Company
201 Tabor Road
Morris Plains, New Jersey 07950
Phone No:  (201) 540-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 20, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  641238 10 0          Page 2 of 3 Pages

1  NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

WARNER-LAMBERT COMPANY
22-1598912

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
[ ]
(b) [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
N/A

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7  SOLE VOTING POWER
1,492,890

8  SHARED VOTING POWER
-0-

9  SOLE DISPOSITIVE POWER
1,492,890

10  SHARED DISPOSITIVE POWER
-0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
1,492,890

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.8%

14  TYPE OF REPORTING PERSON*
CO


*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.


								Page 3 of 3

 	This Amendment No. 3 to the Statement on Schedule 13D dated September 29, 1993, filed by Warner-Lambert Company ("Warner-Lambert") with respect to shares of Common Stock, par value $0.01 (the "Securities"), of Neurex Corporation (the "Issuer"), amends such Statement as follows:

	1.  Items 5(a) and 5(c), Interest in Securities of the Issuer, are restated
as follows:

	5(a): As of the date hereof, Warner-Lambert owns 1,492,890 shares of Common Stock of the Issuer, representing approximately 6.8% of the outstanding shares of Common Stock of the Issuer.

	5(b): During the last sixty days, Warner-Lambert has sold an aggregate of 374,800 shares of the Common Stock of the Issuer on the open market in the following transactions: (1) 5,000 shares on November 22, 1996 at a price of $15.0625 per share; (2) 30,000 shares on December 10, 1996 at a price of $15.125 per share; (3) 15,000 shares on December 13, 1996 at a price of $15.125 per share; (4) 40,000 shares on January 7, 1997 at a price of $17.0047 per share; (5) 10,400 shares on January 9, 1997 at a price of $17.125 per share; (6) 59,600 shares on January 10, 1997 at a price of $16.5663 per share; (7) 54,800 shares on January 14, 1997 at a price of $16.69 per share; (8) 60,000 shares on January 15, 1997 at a price of $16.8688 per share; and (9) 100,000 shares on January 17, 1997 at a price of $17.1969 per share. All transactions were effected through a broker on NASDAQ.


				SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 1997				/s/ Rae Paltiel
							Rae Paltiel
							Secretary
							Warner-Lambert Company
neurex.doc